File# 82-4555

BLACKROCK

02 OCT -7 AM 9:25

September 24, 2002

Securities and Exchange Commission
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
20549

02055190

Dear Sirs:

SUPPL

RE: Section 12g3-2(b) Exemption
File No. 82-4555

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) Press Release dated September 24, 2002

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
BLACKROCK VENTURES INC.

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

Don Cook
Vice –President, Finance

dw 10/7

BlackRock Ventures Inc.: 400, 435 - 4 Avenue SW, Calgary, Alberta T2P 3A8 T: (403) 233-2253 F: (403) 263-0437 Website: blackrock-ven.com

File# 82-4555

BLACKROCK

FOR IMMEDIATE RELEASE

Not for distribution to United States newswire services or for dissemination in the United States

BlackRock Closes $13 million Bought Deal Financing

CALGARY, ALBERTA, (September 24, 2002) - BlackRock Ventures Inc. (TSX:BVI) announced today that it has closed its previously announced private placement of common shares. The Company issued 5,000,000 common shares at $2.60 per share for gross proceeds of $13 million. The proceeds are to be used to fund the Company's exploration and development program. A syndicate lead by Griffiths McBurney & Partners and including Yorkton Securities Inc. and Sprott Securities Inc. acted as underwriters in connection with the offering.

For further information, please contact:
John Festival
President
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com

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